UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2016

Commission File Number: 333-196065

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PARNELL PHARMACEUTICALS HOLDINGS LTD

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Unit 4, Century Estate

476 Gardeners Road

Alexandria 2015 NSW

Australia

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed in a press release issued on February 24, 2016 and filed on such date with the SEC on a Form 6-K, on February 23, 2016, Parnell Pharmaceuticals Holdings Ltd (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”). In recognition of Lincoln Park’s belief in our company’s business and its potential value, under the terms and subject to the conditions of the Purchase Agreement, the Company will issue and sell to Lincoln Park, and Lincoln Park will purchase from the Company, at the closing (a) 175,000 ordinary shares (the “Initial Shares”) at a price of $3.50 per share and (b) a Warrant to purchase up to an additional 150,000 ordinary shares (the “Warrant Shares”) for a purchase price of $5.00 per share (the “Warrant”).

Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and the Company is selling the Initial Shares and the Warrant Shares in reliance upon an exemption from registration contained in Section 4(2) under the Securities Act. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Purchase Agreement and the Warrant contain customary representations, warranties, agreements and conditions. The Company expects that the net proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement and the Warrant will be used for general corporate purposes and working capital requirements.

The foregoing descriptions of the Warrant and the Purchase Agreement are qualified in their entirety by reference to the full text of such documents, copies of which are attached hereto as Exhibits 4 and 10, respectively, and each of which is incorporated herein in its entirety by reference. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with execution of the agreements.

Exhibits

Exhibit No.	Description
4	Warrant to be issued at closing of that certain Securities Purchase Agreement dated as of February 23, 2016, by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC
10	Securities Purchase Agreement dated as of February 23, 2016, by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd

	By:	/s/ Robert Joseph
Name: Robert Joseph
Title: President and CEO
Date: March 3, 2016